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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

INFORMATION STATEMENT PURSUANT TO RULES 13d-1(b) AND (c), AND AMENDMENTS THERETO
                         FILED PURSUANT TO RULE 13d-2(b)
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934




                                 Celestica Inc.
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                                (Name of Issuer)


                            Subordinate Voting Shares
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    15101Q108
             -------------------------------------------------------
                                 (CUSIP Number)


                                  July 7, 1998
             -------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

|_| Rule 13d-1(b)
|_| Rule 13d-1(c)
|X| Rule 13d-1(d)


                                                         Exhibit Index on page 8
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-------------------                                            -----------------
CUSIP No. 15101Q108                   13G                      Page 2 of 8 Pages
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              NAME OF REPORTING PERSONS
      1       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

                  Onex Corporation

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      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) |_|
                                                                         (b) |_|

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      3        SEC USE ONLY

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      4       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Ontario, Canada

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  NUMBER OF       5    SOLE VOTING POWER

   SHARES                  None

BENEFICIALLY   -----------------------------------------------------------------

  OWNED BY        6    SHARED VOTING POWER

    EACH                   46,499,827 Subordinate Voting Shares, including (i)
                           7,433,877 Subordinate Voting Shares and (ii)
  REPORTING                39,065,950 Subordinate Voting Shares issuable upon
                           conversion of Multiple Voting Shares of the Issuer.
   PERSON                  Each Multiple Voting Share is presently convertible
                           into one Subordinate Voting Share.
    WITH
               -----------------------------------------------------------------

                  7    SOLE DISPOSITIVE POWER

                           None

               -----------------------------------------------------------------

                  8    SHARED DISPOSITIVE POWER

                           46,499,827 Subordinate Voting Shares, including (i) 7,433,877 Subordinate Voting Shares and (ii) 39,065,950 Subordinate Voting Shares issuable upon conversion of Multiple Voting Shares of the Issuer. Each Multiple Voting Share is presently convertible into one Subordinate Voting Share.

--------------------------------------------------------------------------------

      9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


                  46,499,827 Subordinate Voting Shares, including (i) 7,433,877 Subordinate Voting Shares and (ii) 39,065,950 Subordinate Voting Shares issuable upon conversion of Multiple Voting Shares of the Issuer. Each Multiple Voting Share is presently convertible into one Subordinate Voting Share.

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     10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
              SHARES*                                                        |_|

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     11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                  4.6% of the Subordinate Voting Shares (23.0% of the Subordinate Voting Shares, assuming conversion of all of the Multiple Voting Shares into Subordinate Voting Shares). 86.3% of the combined voting power of the Issuer's Subordinate and Multiple Voting Shares; each Subordinate Voting Share is entitled to one vote and each Multiple Voting Share is entitled to twenty-five votes.

--------------------------------------------------------------------------------

     12         TYPE OF REPORTING PERSON*

                       CO

--------------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!
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                                                               Page 3 of 8 Pages

ITEM 1(a)    NAME OF ISSUER:

             Celestica Inc. (the "Issuer")

ITEM 1(b)    ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

             12 Concorde Place, Toronto, Ontario, Canada  M3C 3R8

ITEM 2(a)    NAME OF PERSON FILING:

             Onex Corporation ("Onex")

ITEM 2(b)    ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

             The address for the principal business office of Onex is:

             161 Bay Street
             P.O. Box 700
             Toronto, Ontario
             Canada
             M5J 2S1

ITEM 2(c)    CITIZENSHIP:

             Onex is an Ontario, Canada corporation.

ITEM 2(d)    TITLE OF CLASS OF SECURITIES:

             Subordinate Voting Shares.

ITEM 2(e)    CUSIP NO.:

             15101Q108

ITEM 3 IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

             This statement is not filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c).

ITEM 4       OWNERSHIP:
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         Information in this Schedule 13 G with respect to the Subordinate
Voting Shares and Multiple Voting Shares of the Issuer has been adjusted to reflect the effect of the Issuer's December 1999 two-for-one stock split by way of a stock dividend.


         (a)      Amount Beneficially Owned:

                  46,499,827 Subordinate Voting Shares, including (i) 7,433,877 Subordinate Voting Shares and (ii) 39,065,950 Subordinate Voting Shares issuable upon conversion of Multiple Voting Shares of the Issuer. Each Multiple Voting Share is presently convertible into one Subordinate Voting Share.

         (b)      Percent of Class:

                  4.6% of the Subordinate Voting Shares (23.0% of the Subordinate Voting Shares, assuming conversion of all of the Multiple Voting Shares into Subordinate Voting Shares). 86.3% of the combined voting power of the Issuer's Subordinate and Multiple Voting Shares; each Subordinate Voting Share is entitled to one vote and each Multiple Voting Share is entitled to twenty-five votes.

         (c)      Number of shares as to which such person has:

                  (i)      Sole power to vote or to direct the vote:

                           0

                  (ii)     Shared power to vote or to direct the vote:

                           46,499,827 Subordinate Voting Shares, including (i) 7,433,877 Subordinate Voting Shares and (ii) 39,065,950 Subordinate Voting Shares issuable upon conversion of Multiple Voting Shares of the Issuer. Each Multiple Voting Share is presently convertible into one Subordinate Voting Share.

                  (iii) Sole power to dispose or to direct the disposition of:

                           0

                  (iv) Shared Power to dispose or to direct the disposition of:

                           4.6% of the Subordinate Voting Shares (23.0% of the Subordinate Voting Shares, assuming conversion of all of the Multiple Voting Shares into Subordinate Voting Shares). 86.3% of the combined voting power of the
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                           Issuer's Subordinate and Multiple Voting Shares; each
                           Subordinate Voting Share is entitled to one vote and each Multiple Voting Share is entitled to twenty-five votes.

                  As of the date hereof, Onex beneficially owns 46,499,827 Subordinate Voting Shares of the Issuer, including (i) 7,433,877 Subordinate Voting Shares and (ii) 39,065,950 Subordinate Voting Shares issuable upon conversion of Multiple Voting Shares of the Issuer; each Multiple Voting Share is currently convertible into one Subordinate Voting Share. On March 8, 2000, in a private placement, a subsidiary of Onex (the "Onex Subsidiary") issued approximately $253.1 million principal amount of exchangeable debentures due 2025. The exchangeable debentures are exchangeable and redeemable for an aggregate of 5,548,320 Subordinate Voting Shares, in certain circumstances, during their 25-year term. In connection with the exercise by a holder of a debenture of its right to exchange the debentures for Subordinate Voting Shares, any redemption of the debentures at the option of the Onex Subsidiary or the repayment of the debentures at maturity or following an event of default, the Onex Subsidiary may, at its option, satisfy its obligations by payment of a cash amount specified in the debentures, by delivery of Subordinate Voting Shares at their then current market price or by any combination of cash and Subordinate Voting Shares. If the Onex Subsidiary does not have sufficient Subordinate Voting Shares, the requisite number of Multiple Voting Shares held by the Onex Subsidiary will immediately be converted into Subordinate Voting Shares, which shares will be delivered on the exchange. Of the Multiple Voting Shares owned beneficially by Onex, 11,635,958 Multiple Voting Shares are held by wholly-owned subsidiaries of Onex, including 5,548,320 Subordinate Voting Shares (issuable upon conversion of Multiple Voting Shares) that may be delivered, at the Onex Subsidiary's option, upon the exercise or redemption, or at maturity or acceleration, of exchangeable debentures due 2025 described above. Of the Subordinate Voting Shares beneficially owned by Onex, 4,510,185 are held by Celestica Employee Nominee Corporation, as agent for and on behalf of certain executives and employees of the Issuer pursuant to the Issuer's employee share purchase and option plans, 444,700 Subordinate Voting Shares are held by a wholly-owned subsidiary of Onex as general partner of a limited partnership and 736,790 Subordinate Voting Shares are directly or indirectly held by certain officers and employees of Onex and members of their respective families, which, in each case, Onex has the right to vote.

ITEM 5            OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:


                  Not applicable

ITEM 6            OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON:
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                  No other person has the right to receive or the power to
                  direct the receipt of dividends from, or the proceeds from the sale of, the shares reported hereunder.

ITEM 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING
                  COMPANY:


                  Not applicable

ITEM 8            IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

                  Not applicable

ITEM 9            NOTICE OF DISSOLUTION OF GROUP:

                  Not applicable

ITEM 10           CERTIFICATION:

                  Not applicable
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                                    SIGNATURE


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  May 8, 2000


                                        ONEX CORPORATION


                                        By:          /s/ Donald W. Lewtas
                                            -----------------------------------
                                            Name:      Donald W. Lewtas
                                            Title:     Authorized Signatory
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                                Index to Exhibits



                                                          PAGE NO. IN SEQUENTIAL
EXHIBIT                                                   NUMBERING SYSTEM
-------                                                   ----------------

1. Power of Attorney incorporated by reference to the Amendment to Form 4 relating to Dura
         Automotive Systems, Inc., filed with the Securities and Exchange Commission by Onex on September 10, 1996.